UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jaguar Animal Health, Inc.

File No. 333-217364 - CF#35195

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   Jaguar Animal Health, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on April 18, 2017, as amended.

   Based on representations by Jaguar Animal Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.59	through June 28, 2027
Exhibit 10.61	through June 28, 2021
Exhibit 10.62	through May 30, 2027
Exhibit 10.63	through March 4, 2026
Exhibit 10.72	through April 14, 2020
Exhibit 10.73	through June 28, 2020
Exhibit 10.75	through June 28, 2021
Exhibit 10.76	through June 28, 2021
Exhibit 10.77	through June 28, 2021
Exhibit 10.81	through February 13, 2020
Exhibit 10.82	through February 27, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary